August 20, 2010

VIA EDGAR (Correspondence)

Ms. Julie F. Rizzo, Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, NE, Mail Stop 3561
Washington, D.C. 20549-3561

RE:        YUM! Brands, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed February 17, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2010
Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 23, 2009

File No. 001-13163

Dear Ms. Rizzo:

YUM! Brands, Inc. (the “Company”) has received your letter dated August 3, 2010, which contains comments based on your review of the Company’s Form 10-K for the Fiscal Year Ended December 26, 2009 and the Schedule 14A filed April 7, 2010.  We respectfully submit our responses to your comments.

Form 10-K – for the Fiscal Year Ended December 26, 2009

1.	Item 1A. Risk Factors, page 10

Please confirm in future filings that you will delete the second sentence of the introductory paragraph.  If a risk is not deemed material, it should not be referenced here.

RESPONSE:

In future filings, we will delete the second sentence of the introductory paragraph.

August 20, 2010

Schedule 14A – Filed April 7, 2010

2.	How we Compensate our Chief Executive Officer; Mr. Novak’s Compensation, page 38

We note that Mr. Novak’s Individual Performance Factor included the consideration of the pre-established individual criteria of Return on Invested Capital.  Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In this regard, we also note the disclosure on page 36 regarding Mr. Carucci’s Individual Performance Factor.

RESPONSE:

To the extent a company-wide performance target is material to the Committee’s determination of a named executive officer’s compensation, we will disclose each such target in future filings (unless, or course, such disclosure is not required and may be omitted because it would result in competitive harm, in which case we would provide the additional disclosure required under Item 402(b) of Regulation S-K).

With respect to Mr. Carucci, the Committee’s determination of his individual performance factor was based on the Committee’s “subjective determination of the NEO’s individual performance for the year, including consideration of specific objective individual performance goals set at the beginning of the year.” (see Definitive 14A at page 36)  To the extent the Committee assigns specific weights to an executive’s contributions to determine actual compensation and/or considers performance against the goals more specifically, in future filings, we will disclose how the contributions were weighted and factored into the specific compensation decisions and/or the targets were considered in the Committee’s determination of compensation.

3.	Director Compensation, page 64

In future filings, please revise the Director Compensation table to reflect that the amounts listed in the Stock Awards column represent the grant date fair value or please advise.

RESPONSE:

The Company agrees in the future to reflect that the amounts listed in the Stock Award column under the Director Compensation table represent the grant date fair value of the award.

Form 10-K - for the Fiscal Year Ended December 27, 2008

As requested by Jeffrey Sears of your office, we are also including below our response to your letters to the Company, the most recent of which is dated March 5, 2010, regarding the Company’s Form 10-K filed for the fiscal year ended December 27, 2008.

August 20, 2010

In future filings in which we describe the refranchising of the Taiwan market we will include the following disclosure:

During the quarter ended March 20, 2010 we refranchised all of our remaining company restaurants in Taiwan, which consisted of 124 KFCs.  We included in our financial statements a non-cash write off of $7 million of goodwill in determining the loss on refranchising of Taiwan.  The amount of goodwill write-off was based on the relative fair values of the Taiwan business disposed of and the portion of the business that was retained.  The fair value of the business disposed of was determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated royalties the franchisee will pay us associated with the franchise agreement entered into in connection with this refranchising transaction. The fair value of the business retained consists of expected, net cash flows to be derived from royalties from franchisees, including the royalties associated with the franchise agreement entered into connection with this refranchising transaction.  We believe the terms of the franchise agreement entered into in connection with the Taiwan refranchising are substantially consistent with market.  The remaining carrying value of goodwill related to our Taiwan business of $30 million, after the aforementioned write-off, was determined not to be impaired as the fair value of the Taiwan reporting unit exceeds its carrying amount.

In future filings in which we include our accounting policy for goodwill we will provide the following disclosure:

If a Company restaurant is sold within two years of acquisition, the goodwill associated with the acquisition is written off in its entirety.  If the restaurant is refranchised beyond two years, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.  The fair value of the portion of the reporting unit disposed in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction. Appropriate adjustments are made if such franchise agreement is determined to not be at prevailing market rates.  The fair value of the reporting unit retained is based on the price a willing buyer would pay for the reporting unit and can include expected cash flows from future royalties from those restaurants currently being refranchised, future royalties from existing franchise businesses and company restaurant operations.  As such, the percentage of a reporting unit’s goodwill that will be written off in a refranchising transaction will be less than the percentage of the reporting unit’s company restaurants that are refranchised in that transaction and goodwill can be allocated to a reporting unit with only franchise restaurants.

August 20, 2010

In future filings in which we include a discussion of our critical accounting policies within Management’s Discussion and Analysis, we will include the following disclosure:

When we refranchise restaurants we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.  The fair value of the portion of the reporting unit disposed in a refranchising is determined by reference to the discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee, which include a deduction for the anticipated, future royalties the franchisee will pay us associated with the franchise agreement entered into simultaneously with the refranchising transaction.  Appropriate adjustments are made if such franchise agreement is determined to not be at prevailing market rates.  When determining whether such franchise agreement is at prevailing market rates our primary consideration is consistency with the terms of our current franchise agreements both within the country that the restaurants are being refranchised in and around the world.  The Company believes consistency in royalty rates as a percentage of sales is appropriate as the Company and franchisee share in the impact of near-term fluctuations in sales results with the acknowledgment that over the long-term the royalty rate represents an appropriate rate for both parties.

The discounted value of the future cash flows expected to be generated by the restaurant and retained by the franchisee  is  reduced by future royalties the franchisee will pay the Company.  The Company thus considers the fair value of future royalties to be received as fair value retained in its determination of the goodwill to be written off when refranchising. Others may consider the fair value of these future royalties as fair value disposed of and thus would conclude that a larger percentage of a reporting unit’s fair value is disposed of in a refranchising transaction.

During 20xx the Company’s refranchising activities primarily occurred in its a and b reporting units.  Within reporting unit a, xx restaurants were refranchised (representing xx% of beginning of year company units) and $xx MM in goodwill was written off (representing xx% of beginning of year goodwill).  Within reporting unit b, xx restaurants were refranchised (representing xx% of beginning of year company units) and $xx MM in goodwill was written off (representing xx% of beginning of year goodwill).

In connection with this response, the Company acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 20, 2010

Very truly yours,

/s/John P. Daly

John P. Daly
Corporate Counsel

JPD:gbh